Exhibit 16.1

September 16, 2004

Securities and Exchange Commission
450 5th Street N.W.
Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4 of Form 8-K for the event that occurred on September 15, 2004, to be filed by our former client, The Immune Response Corporation (“IMNR”). We have read and agree with the statements made in response to the Item insofar as they relate to our firm except that we are not in a position to agree or disagree with IMNR’s statements that IMNR’s decision to change accountants was approved by IMNR’s audit committee and board of directors as indicated in the first paragraph of Item 4, and we are not in a position to agree or disagree with IMNR’s statements regarding Levitz, Zacks & Ciceric as indicated in the fourth paragraph of Item 4.

Very truly yours,

/s/ BDO Seidman, LLP